HSBC

Ref: SCY

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street NW
Washington, DC 20549
U S A

28 March 2002

Attn: Library 12g3 2(b)
Re: File no. 82-683

Dear Sir

HSBC Holdings plc

I enclose two copies of an announcement to inform former shareholders of The Hongkong and Shanghai Banking Corporation Limited, who under the Scheme of Arrangement dated 1 February 1991 were deemed to be untraceable, of their right to claim the proceeds from the sale of shares in HSBC Holdings plc. This announcement appeared in the Financial Times (UK), Hong Kong iMail and Hong Kong Economic Times (HK) today.

Copies have been sent to the Hong Kong, London, New York and Paris Stock Exchanges.

Yours faithfully

M W Scales
Corporation Secretary

GC/-
Encs

The Hongkong and Shanghai Banking Corporation Limited
Legal Department: Level 37, 1 Queen's Road Central, Hong Kong
Tel: (852) 2822 1111 Fax: (852) 2845 9239, 2822 1296
Telex: 73205 HSBC HX Telegrams: Hongbank Hongkong E-mail: legal@lga.hkbank.com

HSBC

Notice to Former Shareholders of The Hongkong and Shanghai Banking Corporation Limited

Scheme of Arrangement

Pursuant to a Scheme of Arrangement between The Hongkong and Shanghai Banking Corporation Limited ('the Bank') and its shareholders ('the Scheme'), which became effective on 2 April 1991, HSBC Holdings plc ('HSBC Holdings') acquired the entire issued share capital of the Bank. Shares in HSBC Holdings were issued in exchange for shares in the Bank and certificates were mailed to shareholders on 6 April 1991.

The Trust

The Ordinary Shares in HSBC Holdings which would otherwise have been allotted to the Bank's shareholders who were 'untraceable' (as defined in the Scheme) were allotted under the terms of the Scheme to Coutts (Jersey) Limited (formerly NatWest International Trust Corporation (Jersey) Limited) ('Coutts') in accordance with the terms of a Trust Deed dated 1 February 1991 between HSBC Holdings and Coutts. Pursuant to the terms of the Trust Deed, the HSBC Holdings shares in respect of which claims had not been received were sold on 13 May 1997 and the proceeds invested pending receipt of claims. By virtue of a Deed of Retirement and Appointment of Trustee dated 9 August 1999, Coutts retired as trustee of the trust created by the Trust Deed and was replaced by Royal Bank of Canada Trust Company (Jersey) Limited ('the Trustee').

Claims

Any person who believes he or she is entitled to the proceeds from the sale of HSBC Holdings shares issued in exchange for the Bank's shares under the Scheme (and any other property held by the Trustee with respect to or derived from such shares) and who has not received the relevant share certificates or proceeds should address a claim to the Exchange Agent, Central Registration Hong Kong Limited, Rooms 1901-5, Hopewell Centre, 183 Queen's Road East, Hong Kong (who has been appointed by the Trustee for the purpose of receiving and processing such claims) enclosing (wherever possible) certificates for the appropriate number of the Bank's shares.

Under the terms of the Trust Deed, the entitlement of the Bank's shareholders who were untraceable whose claims have not been accepted to any further claims on the trust assets will cease on the twelfth anniversary of the Scheme (i.e. 2 April 2003), and the remaining trust assets will be transferred by the Trustee to HSBC Holdings, less costs and expenses.

For and on behalf of
HSBC Holdings plc
R G Barber
Group Company Secretary

28 March 2002

HSBC Holdings plc

Incorporated in England with limited liability. Registered in England: number 617987
Registered Office and Group Head Office: 10 Lower Thames Street, London EC3R 6AE, United Kingdom

HSBC

Notice to Former Shareholders of The Hongkong and Shanghai Banking Corporation Limited

Scheme of Arrangement

Pursuant to a Scheme of Arrangement between The Hongkong and Shanghai Banking Corporation Limited ('the Bank') and its shareholders ('the Scheme'), which became effective on 2 April 1991, HSBC Holdings plc ('HSBC Holdings') acquired the entire issued share capital of the Bank. Shares in HSBC Holdings were issued in exchange for shares in the Bank and certificates were mailed to shareholders on 6 April 1991.

The Trust

The Ordinary Shares in HSBC Holdings which would otherwise have been allotted to the Bank's shareholders who were 'untraceable' (as defined in the Scheme) were allotted under the terms of the Scheme to Coutts (Jersey) Limited (formerly NatWest International Trust Corporation (Jersey) Limited) ('Coutts') in accordance with the terms of a Trust Deed dated 1 February 1991 between HSBC Holdings and Coutts. Pursuant to the terms of the Trust Deed, the HSBC Holdings shares in respect of which claims had not been received were sold on 13 May 1997 and the proceeds invested pending receipt of claims. By virtue of a Deed of Retirement and Appointment of Trustee dated 9 August 1999, Coutts retired as trustee of the trust created by the Trust Deed and was replaced by Royal Bank of Canada Trust Company (Jersey) Limited ('the Trustee').

Claims

Any person who believes he or she is entitled to the proceeds from the sale of HSBC Holdings shares issued in exchange for the Bank's shares under the Scheme (and any other property held by the Trustee with respect to or derived from such shares) and who has not received the relevant share certificates or proceeds should address a claim to the Exchange Agent, Central Registration Hong Kong Limited, Rooms 1901-5, Hopewell Centre, 183 Queen's Road East, Hong Kong (who has been appointed by the Trustee for the purpose of receiving and processing such claims) enclosing (wherever possible) certificates for the appropriate number of the Bank's shares.

Under the terms of the Trust Deed, the entitlement of the Bank's shareholders who were untraceable whose claims have not been accepted to any further claims on the trust assets will cease on the twelfth anniversary of the Scheme (i.e. 2 April 2003), and the remaining trust assets will be transferred by the Trustee to HSBC Holdings, less costs and expenses.

For and on behalf of
HSBC Holdings plc
R G Barber
Group Company Secretary

28 March 2002

HSBC Holdings plc

Incorporated in England with limited liability. Registered in England: number 617987
Registered Office and Group Head Office: 10 Lower Thames Street, London EC3R 6AE, United Kingdom